Exhibit 4.1

WARRANT

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

This Assignment, Assumption and Amendment Agreement (this “Agreement”) is made as of November 22, 2022, by and among Frazier Lifesciences Acquisition Corporation, a Cayman Islands exempted company (“FLAC”), NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (“Holdco”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”).

WHEREAS, FLAC and the Warrant Agent are parties to that certain Warrant Agreement, dated as of December 8, 2020, and the form of which was filed with the United States Securities and Exchange Commission on November 20, 2020 (the “Existing Warrant Agreement”);

WHEREAS, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement, FLAC issued (i) 167,000 private placement warrants to the Sponsor (collectively, the “Private Placement Warrants”) to purchase FLAC’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), with each Private Placement Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share, and (ii) 4,600,000 warrants as part of the units issued to public investors in the Offering (the “Public Warrants” and together with the Private Placement Warrants, the “Warrants”) to purchase Class A Shares, with each whole Public Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, on July 25, 2022, Holdco, FLAC, NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company (“Merger Sub”) and NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, entered into that certain Business Combination Agreement (“BCA”);

WHEREAS, pursuant to the BCA, the parties thereto agreed to enter into a business combination as part of which, among other things, Merger Sub will merge with and into FLAC, with FLAC surviving such merger as a wholly-owned subsidiary of Holdco (the “Merger”) and in such Merger, each Warrant that is outstanding immediately prior to the effective date of the Merger (as determined in accordance with the applicable terms and conditions set forth in the BCA, the “Effective Date”) shall automatically cease to represent a right to acquire Class A Shares and shall, subject to the terms and conditions set forth in the BCA and in this Agreement, automatically represent, immediately following the Effective Date, a right to acquire ordinary shares in the share capital of Holdco (“Holdco Shares”) on the same contractual terms and conditions as were in effect immediately prior to the Effective Date under the Existing Warrant Agreement (the “Warrant Exchange”);

WHEREAS, the Board of Directors of FLAC has determined that the consummation of the transactions contemplated by the BCA will constitute a Business Combination for the purposes of the Existing Warrant Agreement;

WHEREAS, the Warrant Exchange in connection with such Business Combination is permitted under Section 4.5 of the Existing Warrant Agreement and does not require the consent of any Registered Holders;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that FLAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders for the purpose of curing any ambiguity, or correcting any mistake or defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as FLAC and the Warrant Agent may deem necessary or desirable and that FLAC and the Warrant Agent deem shall not adversely affect the interest of the Registered Holders; and

WHEREAS, in connection with the Merger and the Warrant Exchange, FLAC desires to assign all of its right, title and interest in the Existing Warrant Agreement to Holdco and Holdco wishes to accept such assignment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Assignment and Assumption; Consent.

1.1 Assignment and Assumption. FLAC hereby assigns to Holdco all of FLAC’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) as of the Effective Date and Holdco hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of FLAC’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the Effective Date.

1.2 Consent. The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by FLAC to Holdco pursuant to Section 1.1 hereof effective as of the Effective Date, and the assumption of the Existing Warrant Agreement by Holdco from FLAC pursuant to Section 1.1 hereof effective as of the Effective Date, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the Effective Date, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

2. Amendment of Existing Warrant Agreement. FLAC and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, effective as of the Effective Date, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are necessary or desirable and that such amendments do not adversely affect the interests of the Registered Holders.

2.1 Preamble. The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “Frazier Lifesciences Acquisition Corporation, a Cayman Islands exempted company” and replacing it with “NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands.” As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to NewAmsterdam Pharma Company N.V. rather than Frazier Lifesciences Acquisition Corporation.

2.2 Reference to Holdco Shares. All references to “Ordinary Shares” or “Class A ordinary shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall mean “ordinary shares in the share capital of Holdco.”

2.3 Exercise Period. For purposes of the determination of the Exercise Period pursuant to Section 3.2 of the Existing Warrant Agreement as a result of the Merger, references to “the date on which the Company completes its initial Business Combination” shall be references to the “Final Closing Date,” as such term is defined in the BCA.

2.4 Notice. The address for notices to the Company set forth in Section 9.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

Gooimeer 2-35

1411 DC Naarden

The Netherlands

Attention: Louise Kooij

Email:

3. Miscellaneous Provisions.

3.1 Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Merger and shall automatically be terminated and shall be null and void if the BCA shall be terminated for any reason.

3.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of Holdco or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.4 Applicable Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

3.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

3.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.8 Entire Agreement. This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

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IN WITNESS WHEREOF, FLAC, Holdco and the Warrant Agent have duly executed this Agreement, all as of the date first written above.

FRAZIER LIFESCIENCES ACQUISITION CORPORATION

By:	/s/ James M. Topper
Name:	James M. Topper
Title:	Chief Executive Officer

NEWAMSTERDAM PHARMA COMPANY B.V.

By:	/s/ Michael Davidson
Name:	Michael Davidson
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Margaret B. Lloyd
Name:	Margaret B. Lloyd
Title:	Vice President

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]